

October 12, 2012

<u>Via E-mail</u>
Ki-Hong Park
Chief Financial and Planning Officer
POSCO
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777

  Re: POSCO
     Form 20-F for Fiscal Year Ended December 31, 2011
     Filed April 30, 2012
     File No. 1-13368

Dear Mr. Park:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Accounting Branch Chief